

January 23, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: BlackRock ETF Trust II
        Issuer CIK: 0001804196
        Issuer File Number: 333-236575 / 811-23511
        Form Type: 8-A12B
        Filing Date: January 23, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the iShares Securitized Income Active ETF and iShares Securitized Income Active ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications